Mail Stop 4561


      January 30, 2006




William P. Angrick, III
Chief Executive Officer
Liquidity Services, Inc.
2131 K Street, N.W.  4th Floor
Washington, D.C.  20037

Re:	Liquidity Services, Inc.
      Amendment No. 2 to Registration Statement on Form S-1
      Filed January 17, 2006
      File No. 333-129656

Dear Mr. Angrick:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form S-1
Risk Factors, page 11

1. We note your response to comment no. 3; however, we continue to believe that additional disclosure regarding the extent of the discount is appropriate. As we previously noted, the extent of the discount to the acquisition cost of products acquired under the profit sharing model appears to have a significant impact on the extent of your inventory risk. Please revise or advise.

Note 9 - Debt

Note Payable, page F-16

2. We have reviewed your response to our prior comment 17. During the time you were recording the fair value of the warrants pursuant to SFAS 150, please clarify why you discounted the amounts recorded to present value. Provide your basis under SFAS 150 for your accounting treatment.

Part II

Item 16.  Exhibits and Financial Statement Schedules, page 5

Legal Opinion

3. We note your response to comment 18; however, we are unable to agree your analysis. As such, please revise the opinion to remove the assumption in (a)(i) in the third paragraph on page 3.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Kelly McCusker, Accountant, at (202) 551-3433 or
Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3852 with any other questions.


      Sincerely,



      Michael McTiernan
      Special Counsel


cc:	Michael C. Williams, Esq (via facsimile)
      Hogan & Hartson L.L.P.
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William P. Angrick, III
Liquidity Services, Inc.
January 30, 2006
Page 3